Exhibit 3.1

AFFORDABLE RESIDENTIAL COMMUNITIES INC.

ARTICLES OF AMENDMENT

Affordable Residential Communities Inc., a Maryland corporation (the “Corporation”), hereby certifies to the State Department of Assessments and Taxation of Maryland that:

FIRST:  The charter of the Corporation is hereby amended by deleting therefrom Section 5.7 and inserting in lieu thereof the following Section 5.7:

Section 5.7             Reserved.

SECOND:  The charter of the Corporation is hereby amended by deleting therefrom Article VII and inserting in lieu thereof the following Article VII:

ARTICLE VII

RESTRICTION ON TRANSFER AND OWNERSHIP OF SHARES

Section 7.1             Definitions.  For purposes of this Article VII, the following terms shall have the following meanings:

Agent.  The term “Agent” shall mean an agent designated by the Board of Directors of the Corporation.

Corporation Securities.  The term “Corporation Securities” shall mean (a) shares of Common Stock, (b) shares of Special Voting Stock, (c) shares of Preferred Stock, (d) warrants, rights, or options (within the meaning of Treasury Regulation Section 1.382-4(d)(9)) to purchase stock of the Corporation and (e) any other interests that would be treated as “stock” of the Corporation pursuant to Treasury Regulation Section 1.382-2T(f)(18), or any successor provision.

Effective Date.  The term “Effective Date” shall mean the date of filing of this amendment.

Excess Securities.  The term “Excess Securities” shall mean the Corporation Securities which are the subject of the Prohibited Transfer.

Five-Percent Shareholder.  The term “Five-Percent Shareholder” shall mean a Person or group of Persons that is identified as a “5-percent shareholder” of the Corporation pursuant to Treasury Regulation Section 1.382-2T(g).

NYSE.  The term  “NYSE” shall mean the New York Stock Exchange.

Percentage Stock Ownership.  The term “Percentage Stock Ownership” shall mean percentage stock ownership as determined in accordance with Treasury Regulation Sections 1.382-2T(g),(h), (j) and (k).

Person.  The term “Person” shall mean an individual, corporation, estate, trust, association, limited liability company, partnership, joint venture or similar organization.

Prohibited Distributions.  The term “Prohibited Distributions” shall mean any dividends or other distributions that were paid by the Corporation and received by a Purported Transferee with respect to the Excess Securities.

Prohibited Transfer.  The term “Prohibited Transfer” shall mean any purported Transfer of Corporation Securities to the extent that such Transfer is prohibited and/or void under this Article VII.

Purported Transferee.  The term “Purported Transferee” shall mean the purported transferee of a Prohibited Transfer.

Restriction Release Date.  The term “Restriction Release Date” shall mean the earliest of (a) the repeal of Section 382 of the Code (and any comparable successor provision), (b) the date on which the Board of Directors determines that no Tax Benefits may be carried forward to the taxable year of the Corporation (or any successor thereof) in which such determination is made and does not project material Tax Benefits for subsequent years or (c) the Board of Directors determines that the restrictions contained in this Article VII are no longer in the bests interests of the Corporation.

Section 501(c)(3).  The term “Section 501(c)(3)” shall mean Section 501(c)(3) of the Code (or any comparable successor provision).

Tax Benefits.  The term “Tax Benefits” shall mean the net operating loss carryovers, capital loss carryovers, general business credit carryovers, alternative minimum tax credit carryovers and foreign tax credit carryovers, as well as any “net unrealized built-in loss” within the meaning of Section 382 of the Code, of the Corporation or any direct or indirect subsidiary thereof.

Transfer.  The term “Transfer” shall mean, subject to the last sentence of this definition, any direct or indirect sale, transfer, assignment, conveyance, pledge, or other disposition.  A Transfer also shall include the creation or grant of an option (within the meaning of Treasury Regulation Section 1.382-4(d)(9)) other than the grant of an option by the Corporation or the modification, amendment or adjustment of an existing option granted by the Corporation.  A Transfer shall not include an issuance or grant of Corporation Securities by the Corporation, the modification, amendment or adjustment of an existing option by the Corporation and the exercise by an employee of the Corporation of any option to purchase Corporation Securities granted to such employee pursuant to contract or any stock option plan or other equity compensation plan of the Corporation.

Treasury Regulation.  The term “Treasury Regulation” shall mean the income tax regulations (whether temporary, proposed or final) promulgated under the Code and any successor regulations.  References to any subsection of such regulations include references to any successor subsection thereof.

Section 7.2             Restrictions on Transfer.  Subject to Section 7.3, any attempted Transfer of Corporation Securities prior to the Restriction Release Date, or any attempted Transfer of Corporation Securities pursuant to an agreement entered into prior to the Restriction Release Date, shall be prohibited and void ab initio to the extent that, as a result of such Transfer (or any series of Transfers of which such Transfer is a part), either (a) any Person or group of Persons shall become a Five-Percent Shareholder, or (b) the Percentage Stock Ownership interest in the Corporation of any Five-Percent Shareholder shall be increased.  Notwithstanding the foregoing, nothing in this Article VII shall prevent a Person from Transferring Corporation Securities to any Person to the extent that such Transfer, if effective, would cause an increase in the Percentage Stock Ownership of a public group of the Corporation, as defined in Treasury Regulation Section 1.382-2T(f)(13) of any successor regulation.

Section 7.3             Certain Exceptions.  The restrictions set forth in Section 7.2 of this Article VII shall not apply to (a) an attempted Transfer of Common Stock by Gerald J. Ford or his Affiliates or Associates (as such terms are defined in Rule 12b-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended) unless such Transfer would result in Gerald J. Ford and his Affiliates and Associates becoming an owner of more than 21% of the shares of Common Stock then outstanding for purposes of Section 382 of the Code or (b) an attempted Transfer of Corporation Securities if the transferor or the transferee obtains the written approval of the Board of Directors of the Corporation, which approval may be granted or denied in the sole discretion of the Board of Directors and may be granted prospectively or retroactively.  As a condition to granting its approval, the Board of Directors may, in its discretion, require (at the expense of the transferor and/or transferee) an opinion of counsel selected by the Board of Directors that the Transfer shall not result in the application of any Section 382 limitation on the use of the Tax Benefits.

Section 7.4             Treatment of Excess Securities.

(a)           No officer, director, employee or agent of the Corporation shall record any Prohibited Transfer, and a Purported Transferee shall not be recognized as a stockholder of the Corporation for any purpose whatsoever in respect of Excess Securities.  Until the Excess Securities are acquired by another Person in a Transfer that is not a Prohibited Transfer, the Purported Transferee shall not be entitled with respect to such Excess Securities to any rights of stockholders of the Corporation, including, without limitation, the right to vote such Excess Securities and to receive dividends or distributions, whether liquidating or otherwise, in respect thereof, if any.  Once the Excess Securities have been acquired in a Transfer that is not a Prohibited Transfer, the Securities shall cease to be Excess Securities.

(b)           If the Board of Directors determines that a Transfer of Corporation Securities constitutes a Prohibited Transfer then, upon written demand by the Corporation, the Purported Transferee shall transfer or cause to be transferred any certificate or other evidence of ownership of the Excess Securities within the Purported Transferee’s possession or control, together with Prohibited Distributions, to the Agent.  The Agent shall thereupon sell to a buyer or buyers, which may include the Corporation, the Excess Securities transferred to it in one or more arm’s-length transactions (over the NYSE or another national securities exchange on which the Corporation Securities may be traded, if possible); provided, however, that the Agent shall effect such sale or sales in an orderly fashion and shall not be required to effect any such sale within any specific time frame if, in the Agent’s discretion, such sale or sales would disrupt the market for the Corporation Securities or otherwise would adversely affect the value of the Corporation Securities.  If the Purported Transferee has resold the Excess Securities before receiving the Corporation’s demand to surrender the Excess Securities to the Agent, the Purported Transferee shall be deemed to have sold the Excess Securities for the Agent, and shall be required to transfer to the Agent any Prohibited Distributions and proceeds of such sale, except to the extent that the Corporation grants written permission to the Purported Transferee to retain a portion of such sales proceeds not exceeding the amount that the Purported Transferee would have received from the Agent pursuant to Section 7.4(c) of this Article VII if the Agent rather than the Purported Transferee had resold the Excess Securities.

(c)           The Agent shall apply any proceeds of a sale by it of Excess Securities, and if the Purported Transferee had previously resold the Excess Securities, any amounts received by the Agent from a Purported Transferee, as follows:  (i) first, such amounts shall be paid to the Agent to the extent necessary to cover its costs and expenses incurred in connection with its duties hereunder; (ii) second, any remaining amounts shall be paid to the Purported Transferee, up to the lesser of (A) the amount paid by the Purported Transferee for the Excess Securities or (B) the fair market value of the Excess Securities at the time of the attempted Transfer (1) calculated on the basis of the closing market price for the Corporation Securities on the day before the Transfer, (2) if the Corporation Securities are not listed or admitted to trading on any stock exchange but are traded in the over-the-counter market, calculated based upon the difference between the highest bid and lowest asked prices, as such prices are reported by the National Association of Securities Dealers through its NASDAQ system or any successor system on the day before the Transfer or, if none, on the last preceding day for which such quotations exist or (3) if the Corporation Securities are neither listed nor admitted to trading on any stock exchange nor traded in the over-the-counter market, then as determined in good faith by the Board of Directors, and (iii) third, any remaining amounts, subject to the limitations imposed by the following proviso, shall be paid to one or more organizations qualifying under Section 501(c)(3) selected by the Board of Directors.  The recourse of any Purported Transferee in respect of any Prohibited Transfer shall be limited to the amount payable to the Purported Transferee pursuant to clause (ii) of the preceding sentence.  In no event shall the proceeds of any sale of Excess Securities pursuant to this Article VII inure to the benefit of the Corporation.

Section 7.5             Board Determinations.  The Board of Directors of the Corporation shall have the power to determine all matters necessary for determining compliance with this Article VII, including, without limitation:  (a) the identification of Five-Percent Shareholders; (b) whether a Transfer is a Prohibited Transfer; (c) the Percentage Stock Ownership in the Corporation of any Five-Percent Shareholder; (d) whether an instrument constitutes a Corporation Security; (e) the amount (or fair market value) due to a Purported Transferee pursuant to clause 7.4(c)(ii) of this Article VII; (f) whether compliance with any restriction or limitation on stock ownership and transfers set forth in this Article VII is no longer required; (g) in the case of an ambiguity in the application of any of the provisions of this Article VII or otherwise, the application of the provisions of this Article VII with respect to any situation; and

(h) any other matters which the Board of Directors determines to be relevant; and the determination of the Board of Directors on such matters shall be conclusive and binding for all the purposes of this Article VII.

Section 7.6             NYSE Transactions.  Nothing in this Article VII shall preclude the settlement of any transaction entered into through the facilities of the NYSE or any other national securities exchange or automated inter-dealer quotation system.  The fact that the settlement of any transaction occurs shall not negate the effect of any other provision of this Article VII and any Purported Transferee in such a transaction shall be subject to all of the provisions and limitations set forth in this Article VII.

Section 7.7             Enforcement.  The Corporation is authorized specifically to seek equitable relief, including injunctive relief, to enforce the provisions of this Article VII.

Section 7.8             Non-Waiver.  No delay or failure on the part of the Corporation or the Board of Directors in exercising any right hereunder shall operate as a waiver of any right of the Corporation or the Board of Directors, as the case may be, except to the extent specifically waived in writing.

Section 7.9             Notice to Corporation. Any Person who acquires or attempts to acquire Corporation Securities in excess of the limitations set forth in this Article VII shall immediately give written notice to the Corporation of such event and shall provide to the Corporation such other information as the Corporation may request in order to determine the effect, if any, of such purported transfer on the preservation and usage of the Tax Benefits.

Section 7.10           Bylaws.  The Bylaws may make appropriate provisions to effectuate the requirements of this Article VII.

Section 7.11           Certificates.  All certificates representing Corporation Securities issued after the effectiveness of this Article VII shall bear a conspicuous legend summarizing the restrictions set forth in this Article VII.

THIRD:  The amendment to the charter of the Corporation as set forth above have been duly advised by the Board of Directors and approved by the stockholders of the Corporation as required by law.

FOURTH:  The undersigned President acknowledges these Articles of Amendment to be the corporate act of the Corporation and as to all matters of facts required to be verified under oath, the undersigned President acknowledges that to the best of his knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties of perjury.

IN WITNESS WHEREOF, the Corporation has caused these Articles of Amendment to be executed under seal in its name and on its behalf by its President, and attested to by its Corporate Secretary, on this 23rd day of January, 2007.

ATTEST:	AFFORDABLE RESIDENTIAL COMMUNITIES INC.

/s/ Scott L. Gesell	By:	/s/ James F. Kimsey	(SEAL)
Name: Scott L. Gesell		Name: James F. Kimsey
Title: Corporate Secretary		Title: President